MEMORANDUM

TO:	Jeff Long

FROM:	Joshua Deringer

DATE:	August 3, 2009

RE:	Registration Statements of Hatteras 1099 Advantage Fund and Hatteras 1099 Advantage Institutional Fund

This memorandum summarizes the comments received from you on the above-referenced filings (the “Registration Statements”) and the Registrants’ responses.  Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Registration Statements.

1.           Please delete the expense example excluding acquired fund fees and expenses.

The expense example excluding acquired fund fees and expenses will be removed from the Prospectuses.

2.           The expense limitation and reimbursement agreement for the Master Fund indicates that if the agreement is terminated by the Master Fund, the Master Fund agrees to repay to the investment manager or sub-adviser any amounts payable pursuant to the agreement that have not been previously repaid without regard to the expense limitation.  Could a payment pursuant to this provision be considered an impermissible penalty under Section 15 of the Investment Company Act of 1940?

The registrant will revise the expense limitation and reimbursement agreement to provide:

If this Agreement is terminated by the Fund, the Fund agrees to repay to Hatteras and Ramius, as applicable, any amounts payable pursuant to this paragraph that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Hatteras and Ramius not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

The registrant will undertake to file a revised expense limitation and reimbursement agreement reflecting this change in a post-effective amendment to the Registration Statement as soon as practicable following the execution of the agreement.

3.           Please add a footnote the fee table regarding the line item “Interest Expenses” to indicate that each of the Funds do not expect to have any borrowings during their first year of operations.

Responsive disclosure will be added.

4.           Please disclose the asset base on which the estimated fees and expenses of each Fund are based.

Responsive disclosure will be added.

5.           Footnote 7 to the fee table of the Master Fund states that: “The Fund will carry forward, for a period not to exceed (3) three years from the date on which a waiver or reimbursement is made by the Investment Manager and/ or Sub-Adviser, all fees and expenses in excess of the Expense Limitation that have been waived, paid or absorbed by the Investment Manager and/or the Sub-Adviser, and will repay the Investment Manager and/ or Sub-Adviser, as applicable, such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limitation disclosed in the then effective Prospectus for the Fund.”  Please modify the disclosure to clarify that the “then effective Prospectus” is the Prospectus effective at the time of the waiver.

Responsive disclosure will be added.

6.           The financial statements do not address the effects of waivers.  Please revise accordingly.

As the fee waivers do not apply until the Fund has commenced operations, fee waivers had no effect during the period covered by the financial statements. As per the instructions of the Funds’ independent registered public accounting firm, the waivers were not addressed in the financial statements.

7.           Please add a footnote to the fee table indicating that offering costs will be reimbursed to the investment manager and organizational costs have been paid in advance by the investment manager and will not be born by the Fund.

Responsive disclosure will be added.